SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer



Results 1Q21

04/29/2021

Disclaimer

This presentation contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL's management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "project", "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. The factors that might affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel; (iii) the competitive environment in the Brazilian airline market and government measures that may affect it; (iv) fuel price volatility; and (v) the risks disclosed in GOL's filings with the U.S. Securities and Exchange Commission.

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "net debt," "total liquidity" and "EBITDA." GOL's management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

1Q21 Highlights

GOL

Indicators	1Q21	Var. x 1Q20
Gross Sales (R$ MM)	1,590.3	-47.0%
ASK (BN)	7.0	-43.8%
RPK (BN)	5.6	-43.8%
Load Factor	79.9%	+0.1 p.p.
On-time Departures	96.3%	+3.7 p.p.
Yield (R$ cents)	25.3	-14.3%
Pax Revenue (R$ MM)	1,416.3	-51.8%
RASK (R$ cents)	22.4	-11.3%
CASK[2] (R$ cents)	19.4	+9.5%[3]
EBITDA[2]	353.8	-75.4%[3]
EBITDA Margin[2]	*22.6%*	*-23.1 p.p.[3]*
EBIT[2]	208.3	-77.8%[3]
EBIT Margin[2]	*13.3%*	*-16.5 p.p.[3]*

- **Total liquidity:** R$1.8 billion; R$5.3 billion considering unencumbered assets and deposits
- **Net Cash consumption:** breakeven at the end of 1Q21
- **Net Debt[1]/LTM EBITDA[2]:** 11.4x
- **PRASK:** 20.2 R$ cents (-14.2% vs. 1Q20)
- **CASK[2]:** 19.4 R$ cents (+9.5% vs. 1Q20 recurring CASK)

1. Excluding Perpetual and Exchangeable Notes. 2. Includes expenses related to current operating level (1Q21) 3. Variations are from the comparison to 1Q20 recurring amounts.

Merger of GLA and Smiles

Approval by GOL and Smiles shareholders was received at the EGMs on March 24



Free Float (SMILES + GOL)
GOL's Controlling Shareholder
GOL
GLA
SMILES

Consolidated Structure Creates a Virtuous Cycle

- Invest in Enhanced Customer Experience with Improving Product Offerings

- Good Product, Large and Attractively Priced Inventory of GOL Seats



Enhanced Customer Experience
Customer Focus
SMILES Success
GOL Incentive

- Access to Cash Flow and Liquidity From Driving Customer Growth and Cash Flow

- Attract More Members and Partners
- Sell More Points
- Recognize Revenue

Sales Performance

- 36% market share in 1Q21 (ANAC)
- Average Daily Sales > R$18 million (1Q21)
- 159 domestic routes 1Q21: 81% of 2019
- January/21: 493 flights/day, 173 markets, ASK m/m + 6% and peak of 93,000 PA/day
- February/21: 355 flights/day, 163 markets, ASK m/m -37%
- March/21: 245 flights/day, 141 markets, ASK m/m -23%
- Planned Capacity 2Q21: +330% x 2Q20



SALES
(R$ MM)
698
+145%
1,712
+44%
2,469
-36%
1,590
2Q20
3Q20
4Q20
1Q21

Network & Capillarity


Operations (ASK million)
239
264
487
1,059
1,247
1,687
2,317
2,257
3,125
3,303
2,089
1,609
CMGR = 14%
apr/20 may/20 jun/20 jul/20 aug/20 sep/20 oct/20 nov/20 dec/20 jan/21 feb/21 mar/21


ASK (billion)
12.5
-43.8%
7.7
7.0
-9.1%
1Q20
4Q20
1Q21


PRASK
(R$ cents)
23.6
22.3
-9,4%
20.2
-14.2%
1Q20
4Q20
1Q21


Load Factor
-1.2 p.p.
81.1%
79.8%
79.9%
+0.1 p.p.
1Q20
4Q20
1Q21


Domestic Bases Operated
-1.6%
63
63
62
-1.6%
1Q20
4Q20
1Q21

Sales vs. Network vs. COVID-19

National Program for Immunizations provides positive outlook for air travel in the 2H21


COVID-19 Impact on Sales and Flights
Flights
Sales
Mov. Avg. Covid-19
800
700
600
500
400
300
200
100
0
90
80
70
60
50
40
30
20
10
0
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Expected Rebound Due to Vaccination as of 2H21

"1st Wave" of COVID-19 - Exponential Deterioration

Increasing # of cases and population "relax" some of the restrictions imposed

COVID-19 Improvement calls for quick capacity rebound on 4Q20

Strong Impact of the "2nd Wave" and vaccines are approved by the government

Expected accelerated recovery in line with the U.S. and vaccination schedule

COVID-19 Brazil vs. USA

GOL



Brazil - Domestic
7-day moving average fatalities
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-35%
-95%
-92%
-87%
-81%
-72%
-61%
-51%
-41%
-36%
-32%
-42%
-55%
-65%
Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Ap



USA - Domestic
4000
3500
3000
2500
2000
1500
1000
500
0
-52%
-96%
-91%
-83%
-78%
-73%
-72%
-67%
-69%
-66%
-62%
-60%
-49%
-39%
Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr
% Transported passengers of 2019

Brazil is expected to follow the US trend in recovering demand

Source: World Health Organization, ANAC, Paris Aeroport, Fraport, TSA

US Recovery Trend in Travel

Air travel in the US has ramped significantly...



30% increase in traffic from virus peak to trough
U.S. COVID Deaths per 100,000
TSA Throughput % 2019
1.2
1.0
0.8
0.6
0.4
0.2
70%
60%
50%
40%
30%
20%
10%
0%
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
U.S. COVID Deaths per 100,000
TSA Throughput % 2019

...Brazil is now 2 months behind the US



Potential for 60%+ of 2019 passengers by June 2021 if Brazil trends follow the US
Brazil COVID Deaths per 100,000
GOL Passengers % 2019
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
70%
60%
50%
40%
30%
20%
10%
0%
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Brazil COVID Deaths per 100,000
GOL Passengers % 2019

Source: Company filings, WHO, TSA

Vaccination roll-out in Brazil

- Brazil's National Program for Immunizations begun on Jan. 18, 2021.
- ~500 million vaccines already contracted and ~140 million under negotiation x current Brazilian population of 213 million inhabitants.
- Brazil is the 5th country with the most doses administered: 39 million up to 4/26.
- Forecast of ~150 million doses will be administered by the end of 2Q21, equivalent to 35% of total population.
- Ministry of Health foresees that the rest of the population should receive the vaccine in 2H21


COVID-19 vaccine doses administered
Total number of vaccination doses administered. This is counted as a single dose, and may not equal the total number of people vaccinated, depending on the specific dose regime (e.g. people receive multiple doses).
Our World in Data
200 million
150 million
100 million
50 million
0
Dec 15, 2020
Jan 15, 2021
Feb 4, 2021
Feb 24, 2021
Mar 16, 2021
Apr 20, 2021
United States
China
India
United Kingdom
Brazil
Germany
France
Russia
Italy
Mexico
Israel
Source: Official data collated by Our World in Data
CC BY

Vaccination Impact


Israel
180.0
120.0
60.0
9.0
6.0
3.0
New Vaccinations (thousands)
New COVID Cases (thousands)
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
New Vaccinations
New COVID Cases


United States
3.2
2.4
1.6
0.8
1.5
1.2
0.9
0.6
U.S. Vaccinations (mm)
TSA Throughput (mm)
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
U.S. Vaccinations
TSA Throughput

Source: World Health Organization, TSA, CDC, Israeli Ministry of Health

Network plan through 2Q21



2Q20	3Q20	4Q20	1Q21	April	May	June
Essential Network and flights from GRU Return and increase of Shuttles "Super Pontes" Growth in BSB and RIO and return to medium-sized cities	Return to all main markets Consolidation of BSB and GIG Hubs and growth in CGH Growth in Mid-west, North and Northeast (SSA as focus city)	Operation increased to 65% of frequencies Focus on leisure markets	Reduction of frequencies and domestic and regional markets	Reduction of frequencies Temporary suspension of the CLV, CPV, CXJ, DOU, JJD, LDB, MOC, OPS and UDI bases.	Increase in frequencies and resumption of operations in the domestic market. Reopening of domestic and regional markets	

STATISTICS

	2Q20	3Q20	4Q20	1Q21	April	May	June
Flights/day:	57	210	403	364	190	360	410
Markets:	28	134	161	159	93	121	129
ASK YoY:	-91%	-70%	-42%	-44%	+290%	+450%	+290%
ASK MoM or QoQ:	-92%	+303%	+93%	-9%	-43%	+60%	+30%

2Q20 | 3Q20 | 4Q20 | 1Q21 | 2Q21E

Leadership in ESG Initiatives

GOL

GRI

CORSIA
CARBON OFFSETTING AND REDUCTION SCHEME FOR INTERNATIONAL AVIATION

Carbon Efficient Index ICO2

RenovaBio

- In the new ESG index of the B3 and S&P
- MSCI – ESG Rating Scorecard: sustainable carbon emissions
- IEnvA (IATA) Certification – Stage 1
- Environmental management system
- FAA 145 Repair Station Certification
- Generated effluents are treated
- Commitment to water reuse
- Pioneer in biofuel technology
- Greenhouse gas inventory (10 years of gold standard in *GHG Protocol* program)
- Governance: beyond ADR III and level 2 in B3

Environmental	1Q21	2020	2019	2018	2017
Fuel					
Total Fuel Consumed (GJ x 1,000)	6,711	25,232	51,492	48,935	45,891
% Fuel Renewable	0	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	27.5	28.8	28.9	29.2	29.5
Gross global Scope 1 emissions					
Greenhouse gas (GHG) emissions (tons CO_2)	488,441	1,938,497	3,743,873	3,394,307	3,316,590
Greenhouse gas (GHG) emissions/flight hour (tons CO_2)	8.5	9.2	8.7	8.3	8.1
Greenhouse gas (GHG) eliminated (tons CO_2)	9,552	45,373	92,221	70,606	138,910
Greenhouse gas (GHG) compensated (tons CO_2)	0	0	0	0	0
Fleet					
Average Age of Fleet	11.2	11.0	9.9	9.5	9.2
Social	**1Q21**	**2020**	**2019**	**2018**	**2017**
Labor Relations					
Employee Gender (% Male/Female)	56/44	56/44	55/45	55/45	55/45
Age: Under 30 years (%)	25	26	26	29	26
Between 30 and 50 years (%)	64	63	62	60	63
Over 50 years (%)	11	11	12	11	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	0	0	0	0	0
Customer & Company behavior					
On-time Departures (%)	96.26	93.22	88.98	91.82	94.61
Flight Completion (%)	98.44	97.92	98.10	98.49	98.50
Lost Baggage (per 1,000 pax)	1.84	2.10	2.09	2.03	2.06
Safety					
Number of Fatalities	-	-	-	-	-
Number of Governmental Enforcement Actions and Aviation Safety	-	-	-	-	-
Governance	**1Q21**	**2020**	**2019**	**2018**	**2017**
Management					
Independent Directors (%)	55	55	50	44	44
Participation of Woman in Leadership Positions (%)	35	35	33	38	37
Committees and Policies					
Number of Committees: All With Independent Members Included	5	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓	✓
Shareholder Meetings					
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100	100

New ESG Section on the IR Website

SASB + TCFD metrics and a specific subsection for projections


GOL
Investor Relations
About GOL
Environ., Social & Governance (ESG)
Capital
Sustainability Policy
Overview and ESG Goals
Projections
Sustainability and Accounting Metrics (SASB)
TCFD Information
Management Committees
Executive Officers and Board of Directors
By-laws and Policies
Annual Sustainability Report


Our ESG Goals
Climate Change and Fuel Efficiency
Metric Projections
Metrics
Actual
Getting to Net Zero in 2050
2022
2026
2030
2034
2038
2042
2046
2050

20 years of GOL

- Since Jan. 15, 2001 popularizing air transport in Brazil
- Over 510 million passengers transported
- Best customer experience: NPS 38 (2020)
- Best network: RTS to 62 destinations (83% of 2020)
- Top-of-Mind airline in Brazil for the 4th consecutive year
- Leadership in the domestic market for the 5th consecutive year: 36% market share
- +4.2 million flights to destinations in Brazil, Latin America, the Caribbean and the U.S.



Lowest Costs
Best Product and Fares
Unique Brand & Culture
Best Balance Sheet


GOL 20anos
Financial Highlights
1Q21

Profitability & Liquidity | 1Q21 vs. 1Q20

RASK
(R$ cents)



25.26
-11.3%
22.40
20.24
1Q20
1Q21
1Q21
Prask Líq.

CASK[1] [2]
(R$ cents)



-7.1%
8.03
7.46
1Q20
1Q21
Fuel CASK
+9.5%
17.73
19.42
CASK Ex-fuel¹
+23.3%
1Q20
1Q21

EBITDA[1] [2]
(R$ million)



1,797.7
1,440.0
-75.4%
EBITDA
Margin¹
45.7%
353.8
22.6%
1Q20
1Q21
1Q21
Total Líq.

- EBIT Margin[1,2]: 13.3%
- Ancillary revenue (cargo and other): 9.7% of Total Revenue
- Fuel price (change q-o-q): R$2.80² (+0.7%).
- CASK[1,2]: 19.42 cents (R$)
- GOL System capacity (ASK), change q-o-1Q20: -43.8%
- GOL System capacity (Seats), change q-o-1Q20 : -47.0%

1. Adjusted by non-recurring results. 2. For the year 2020, it only considers expenses related to current operating levels.

Net Result Composition (R$ MM)


Net Result 1Q20
Net Margin: -72.7%
(2,288.3)
(1,580.1)
Net Revenue
Fuel
435.0
228.5
Depreciation and Amortization
Personnel
130.8
(9.0)
Maintenance materials & repairs
Sales and Marketing
51.7
(13.1)
Services
Landing Fees
87.7
68.0
Passenger Costs
Idle Costs
(62.7)
(884.6)
Other
Net financial results
192.1
998.9
Exchange Rate and monetary variations (net)
Unrealized ESN results
90.4
22.4
Income Tax
Minority interest
4.0
Net Result 1Q21
Net Margin: -161.3%
(2,528.4)
Non-Recurring Expenses
176.8
Recurring Net Result 1Q21
Net Margin: -150.0%
(2,351.6)

COVID-19 Response | Debt & Liquidity

Comprehensive Management Aiming at Strong Liquidity

GOL

Total Cash Liquidity
In R$ bn


6.2
6.2
6.6
4.6
4.6
4.0
4.2
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21E

Debt Amortization
In R$ bn


0.2
0.5
0.2
2.1
1.0
0.3
0.4
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21E

Net Cash Flow (consumption)
In R$ MM/day[1]


(6)
apr/20
1
sep/20
3
4Q20
(2)
1Q21
Breakeven
2Q21E

(1) *Excluding TAE repayments, and payments on non-aircraft debts.*

Balance Sheet Strengthening & Liability Management

- +R$3bn of additional liquidity sources (unencumbered assets)
- Postponement of the maturity of the 3rd series of debentures
- Renegotiation and rollover of working capital and CAPEX
- Guaranteed Debt Program
- Replacement of legal & maintenance deposits
- Monetization of hedge positions
- R$4.1bn in LTM amortizations

COVID-19 Response | Liquidity Management

As of March 31, 2021

Financial debt amortization schedule excluding refinancing lines (million)[1]


USD debt (ex-financing)
Exchangeable Senior Notes USD
BRL debt (ex-financing)
302
70
153
43
3
20
151
40
17
57
105
425
129
1,164
2Q21
3Q21
4Q21
1Q22
2Q22
2S22
2023
2024
2025+

1- Currency of issuance or contract.

Cash Flow Breakdown (R$ MM)



Net Cash Flow
-R$515 MM
Financing Cash Flow
-R$264 MM
2,576
740
Receivables
1,836
Total Cash
1,590
(1,749)
(122)
(217)
158
(241)
(197)
1,798
Receivables
543
Total Cash
1,255
4Q20 Liquidity
Operating Inflows
Operating Outflows
Capex
Interest Expense
Hedge Results
Financings Amortization, net
Variation in Accounts Receivable
1Q21 Liquidity

Merger of GLA and Smiles

Estimate 10Y NPV of BRL 2.8Bn


Funding Breakdown | Breakdown and Liquidity Scenarios
1.8
0.2
0.3
0.3
1.6
3.0
0.4
5.0
1Q21 Liquidity
Dividends Net Payment to Minority Shareholders
Smiles Incorporation
Smiles 3-Month Cash Generation
Post 1Q21 Liquidity
Secured Collateral Program (Credit Capacity)
Expected Annual Smiles Sinergies
Pro-forma 1Q21 Liquidity (after Sinergies)

Smiles Incorporation is "self-financed" through the synergies in less than 5 years and generates additional collateral

Merger of GLA and Smiles

Estimated gross cash need to close the Smiles merger between R$301mm and R$537mm (70% taking the more stock option)

Despite Meaningful Cash Outflows, Smiles Estimated to End Q2 with ~R$600mm of Cash

(In billions of Reais)


1.0
0,5
0.27
0.23
Paid to GOL
Paid to minority shareholders
0.5
0.3
0,8
0.3
0.5
Receivables
Cash
1Q21 Smiles Liquidity[1]
Special Dividends
1Q21 Smiles Liquidity (pro-forma)
2Q21 Estimated Cash Generation
2Q21 Estimated Smiles Liquidity

(1) Liquidity defined as the sum of cash, cash equivalentes and receivables

Smiles Take-In - More Stock Option


R$ 27.00
R$538mm
R$ 9.14
R$(4.03)
R$301mm
R$ 5.11
R$ 17.86
R$ 22.97
Purchase Price per Share
Cash Component
Special Dividend Paid
Revised Cash Component
Stock Component
Revised Purchase Price

Smiles' Shareholder Mix


Economically driven
30%
40%
30%
Structurally required to take more stock option (index funds/passive investors)
Have indicated a preference for the more stock option

Source: Company filings

Merger of GLA and Smiles

Estimated net cash need to close the Smiles merger


(R$ in millions)
R$600
R$500
R$400
R$300
R$200
R$100
R$ -
R$600
R$62
R$538
R$101
R$498
R$141
R$459
R$180
R$419
R$220
R$380
R$259
R$340
R$299
R$301
Est. 2Q21 Cash Balance at SMILES
70% More Stock / 30% More Cash
75% More Stock / 25% More Cash
80% More Stock / 20% More Cash
85% More Stock / 15% More Cash
90% More Stock / 10% More Cash
95% More Stock / 5% More Cash
100% More Stock / 0% More Cash
Cash Surplus Over Required Cash Outlay to Close SMILES Merger
Required Cash Outlay to Close SMILES Merger

Source: Company filings

Merger of GLA and Smiles

Increases GOL's financial flexibility

Statistic	Commentary
Significant Brand/IP Value	▪ #1 FFP player in Brazil with ~18 million members ▪ Exclusive loyalty program for GOL ▪ Rapid membership growth as SMILES continues to scale across South America ▪ 150+ active commercial partners ▪ 59 partner airlines that fly and connect to more than 1,500 destinations
Highly Leverageable Revenue Stream	▪ Significant recognized revenue stream as the large and growing membership base utilize their points for goods and services ▪ Recognized revenue set to accelerate as the normalization of capacity returns amid record low burn to earn ratios
Significant Cash Flow Generation	▪ Significant monthly cash flow that will now be available to GOL to invest in the airline product and broader business opportunities ▪ Meaningful run-rate synergies and efficiencies will drive higher future cash flows ▪ Low burn to earn ratio led to meaningful 2020 cash flow generation in a COVID-19 environment

Representative Data

Members (mm)


+11% CAGR
12.0
13.7
15.4
16.9
18.2
2016
2017
2018
2019
2020

Revenue (R$mm)


Gross Revenue
Net Revenue
R$1,707
R$780
R$1,990
R$900
R$2,233
R$987
R$2,533
R$1,051
R$1,554
R$573
2016
2017
2018
2019
2020

Operating Cash Flow (R$mm)


R$317
R$665
R$622
R$972
R$921
2016
2017
2018
2019
2020[1]

Source: Company filings

1. Adjusted to exclude impact of R$1.2bn advanced purchase of tickets from GOL in 3Q20

Cash Consumption and Liquidity

GOL



ASK
RPK (in million)
990
773
3,992
3,164
7,698
6,242
6,999
5,592
2T20
3T20
4T20
1T21
Abr/21
Mai/21
Jun/21



Considering the recover of same pre-pandemic receivables volume
6.2
1.2
3.0
2.0
6.6
1.2
3.0
2.4
4.6
0.8
1.5
2.3
4.6
0.7
1.8
2.1
4.0
0.5
1.3
2.2
4.7
1.2
1.3
2.2
1Q20
2Q20
3Q20
4Q20
1Q21
1Q21 (pro-forma)
Depósitos
Caixa
Recebíveis

- Flexibility to increase supply has the same effect on receivables
- ~US$1 billion of additional unencumbered assets that could generate +US$550 million of liquidity
- Guarantee program of US$845 mm: US$200 mm used to issue debt in Dec/20 (24% LTV) and can generate +US$300 mm (60% LTV)
- After Delta Loan repayment, the Smiles shares will be released as guarantees (US$250 million)
- Convertible or equity instruments still available and preserved

Perspectives for 2Q21

Indicators	2Q21E
Brazil Quarterly GDP Variation[1] (%)	-2.5%
Domestic Routes Served (average) / % of 2Q20	~114 / ~223%
Average Operating Fleet / % of 2Q20	~63 / ~377%
Load Factor (%)	~79%
Net Operating Revenues (R$ BN) / % of 2Q20	~1.0 / ~290%
Other Revenue (cargo, loyalty, other)	15% of revenues
EBITDA Margin[2]	11% to 13%
EBIT Margin[2]	-1% to +1%
CAPEX (R$ MM)	~160
Net Cash Burn (R$/day)	Neutral
Average fuel price per liter	R$3.20 - R$3.30
Average exchange rate	R$5.40 – R$ 5.50
Gross Global Scope 1 emissions (000 m t CO2)	~314.6
Total Fuel Consumed (1,000 liters per RPK)	~30.0
Greenhouse Gas Emissions/Flight Hour (t CO2)	~7.4
Total Liquidity[3] (R$ BN)	~4.2
Net Debt[4] (R$ BN)	~14.8
Net Debt / LTM EBITDA Ratio[4,5] (x)	~11x
Passenger unit revenue (PRASK)	Down ~15%
Operating CASK Ex-fuel[2]	Down ~27%
RPK - Domestic & Total vs. 2Q20	Up ~340%
ASK – Domestic & Total vs. 2Q20	Up ~330%
Seats – Domestic & Total vs. 2Q20	Up ~540%

(1) Sequential; Source: Brazilian Central Bank.
(2) Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs of approximately R$950 million in 2Q21 and R$918 million in 2Q20.
(3) Cash and cash equivalents, restricted cash, accounts receivables and deposits (does not include unencumbered assets).
(4) Excluding perpetual bonds and exchangeable notes.
(5) Pro-forma, excluding non-operating expenses and depreciation.


GOL 20anos
Q&A 1Q21



- Accurate and transparent communication to clarify and equip the Customer about what it's like to fly in times of pandemic
- Company CEO as spokesperson for GOL's Q&A videos and industry initiatives
- Flexibility of markdowns and cancellations
- Personal and financial responsibility (cash, liabilities and liquidity preservation)
- Carry medicine wherever it is needed

- Protection of employees' health and jobs, remote work, mandatory use of masks on aircraft and more stringent sanitation procedures
- Health professionals in the fight against Covid-19 were exempt from airfare (as of March/20)


CHECK-IN

PRESERVATION OF LIQUIDITY

- Capacity reductions
- Fleet reduction to meet retracted demand
- Boeing agreement (grounded MAX & 34 orders terminated)
- Lease renegotiation
- Operational savings and expense reductions
- Extensive reductions in labor costs
- Renegotiation with creditors and suppliers
- Incremental sources of financing
- Support from stakeholders

- Even safer travel, strict sanitation standards and 90% of the travel process without human contact
- Aircraft with Hepa air filter (eliminates 99.9% of viruses and bacteria) and air renewal every 3 minutes
- GOL has been transporting the Covid-19 vaccine for free to Brazilians since January 18, 2021.
- GOL received the Einstein Certification seal for strict Health and Safety protocols adopted by the Company.


Nosso Compromisso com a Saúde e a Segurança é certificado.
EINSTEIN
PADRÃO DE QUALIDADE E SEGURANÇA COVID-19

Cash Preservation and CASK Reduction

- Matching capacity to demand;
- Renegotiation with the flight attendant union;
- Maintaining successful negotiations with lessors (Haircuts and Power-by-the-hour), suppliers and creditors;
- MAX fleet: reduced fuel costs; aircrafts operated 11% of total daily operations in 1Q21;
- Smiles merger: GOL expects annualized synergies to exceed R$400 million, as all operating and financial gains are fully realized.

CASK[1] Reduction (R$ cents)


17.7
34.1
20.4
20.1
19.4
1Q20²
2Q20
3Q20
4Q20
1Q21

B737-MAX use

(% Block - Hour)


8%
12%
16%
jan-21
feb-21
mar-21

1. Considers expenses strictly related to current levels of operations.
2. 1Q20 adjusted for non-recurring results.

GOL's COVID-19 Prep | Best Balance Sheet in Brazil

Liquidity[1] (R$ Bn)


Total Liquidity + Deposits
Liquidity / LTM Net Revenue
CQGR = 27%
2.6 1.9 2.3 2.6 2.8 3.8 3.7 3.9 3.9 3.0 4.5 4.7 4.0 4.3 6.0 4.9 4.5 4.6 4.0
26% 20% 23% 26% 27% 37% 34% 35% 35% 34% 38% 37% 39% 39% 42% 45% 55% 73% 85%
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21

Cash Position[2] (R$ Bn)


CQGR = 1%
1.1 1.2 0.7 0.9 1.2 2.3 2.1 2.1 1.9 2.1 2.7 2.4 2.9 3.0 3.0 2.8 1.5 1.8 1.3
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21

LTM EBITDA (R$ MM) & EBITDA Margin[3]


14% 12% 14% 6% 17% 18% 22% 9% 12% 27% 28% 23% 29% 32% 49% 38% 42% 39% 27%
CQGR = 2%
846 1,144 952 1,158 1,284 1,495 1,790 1,854 1,749 2,068 2,325 2,852 3,559 4,373 4,476 4,146 3,508 2,469 1,296
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21

Net Debt / LTM EBITDA[3] (x)


+4.7x
6.7x 5.7x 4.6x 5.5x 4.8x 4.5x 4.0x 4.3x 4.6x 3.8x 3.3x 3.1x 2.9x 2.4x 2.4x 4.5x³ 4.0x 5.3x 11.4x
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21

1- Cash, equivalents, short term investments, restricted cash and receivables; 2- Cash, equivalents, short term investments and restricted cash; 3-Adjusted EBITDA

Sustainability (ESG) Projections

GOL is committed to improving the sustainability of its business through strong corporate governance, being first for all Employees and Customers by driving inclusion and accessibility, and by reaching net zero carbon emissions in 2050.

Metrics	Actual				Projections[1]		
	2017	2018	2019	2020	2021 E	2022 E	2023 E
Gross Global Scope 1 Emissions (000 m t CO_2)	3,316.6	3,394.3	3,743.9	1,938.2	~2,140	~3,320	~4,060
Total Fuel Consumed (1,000 liters per RPK)	37.0	36.5	35.3	35.9	~33.2	~34.6	~33.1
Greenhouse gas emissions / flight hour (t CO_2)	8.1	8.3	8.7	9.4	~8.4	~8.4	~8.4

[1] Preliminary and unaudited information

Return of Capital to Investors

	GOL	Azul	LATAM
2017	**US$ 214mm** Early debt prepayments across notes due 2018 - 2028	--	--
2018	**US$ 184mm** Early debt prepayments across notes due 2018 - 2022	--	--
2019	--	--	**US$ 238mm** Early repayment of notes due 2020
2020	**US$ 524mm** Early prepayments of notes due 2022, re-payment of Term Loan	--	Filed for Chapter 11 restructuring
2021	**US$ 45mm** Debt prepayments - secured financing	--	--
Total	US$ 967mm	US$ 0mm	US$ 238 mm

Source: Company filings


GOL 20 anos
Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ir